                                                                 EXHIBIT 12.1

                           VALERO ENERGY CORPORATION

               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                             (THOUSANDS OF DOLLARS)




                                                                                         YEAR ENDED DECEMBER 31,
                                                          ------------------------------------------------------------------------
                                                               1999            1998           1997           1996           1995
                                                         -------------------------------------------------------------------------
Pretax income (loss) from continuing operations...........  $  20,187      $ (83,091)       $175,557      $  39,083      $  88,696
Add (Deduct):
    Net interest expense (1)..............................     55,429         32,479          42,455         38,534         40,935
    Amortization of previously capitalized interest.......      5,132          4,900           4,865          4,801          5,497
    Interest portion of rental expense (2)................     19,002         15,926          13,193          8,913          8,059
    Distributions in excess of (less than)
        equity in earnings of joint ventures (1)..........     (1,172)         2,965          (1,851)        (3,899)        (4,304)
                                                           ----------    -----------      ----------     ----------     ----------
    Earnings as defined...................................  $  98,578      $ (26,821)       $234,219      $  87,432       $138,883
                                                            =========      =========        ========      =========       ========

Net interest expense (1)..................................  $  55,429      $  32,479       $  42,455      $  38,534      $  40,935
Capitalized interest......................................      5,753          5,340           1,695          2,884          4,117
Interest portion of rental expense (2)....................     19,002         15,926          13,193          8,913          8,059
                                                           ----------     ----------      ----------    -----------    -----------
    Fixed charges as defined..............................  $  80,184      $  53,745       $  57,343      $  50,331      $  53,111
                                                            =========      =========       =========      =========      =========

Ratio of earnings to fixed charges (4)....................       1.23x            (3)           4.08x          1.74x          2.61x
                                                          ============   =============    ============   ============   ===========

-----------------------------
(1) During 1995 through September 1997, the Company guaranteed its pro rata share of the debt of Javelina Company, an equity method investee in which the Company holds a 20% interest. The interest expense related to the guaranteed debt is not included in the computation of the ratio as the Company was not required to satisfy the guarantee.

(2) The interest portion of rental expense represents one-third of rents, which is deemed representative of the interest portion of rental expense.

(3) For 1998, earnings were insufficient to cover fixed charges by $80.6 million. Such deficiency was due primarily to a $170.9 million pre-tax charge to earnings to write down the carrying amount of the Company's refinery inventories to market value. Excluding the effect of the inventory write-down, the ratio of earnings to fixed charges would have been 2.68x.

(4) The Company paid no dividends on preferred stock with respect to its continuing operations during the periods indicated; therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.